Exhibit (a)(5)(F)

news release

Encana Announces Final Results of Substantial Issuer Bid

CALGARY, September 4, 2019 – Encana Corporation (NYSE, TSX: ECA) today announced the final results of its substantial issuer bid (the “Offer”) under which it has accepted to purchase for cancellation 47,333,333 of its common shares (“Shares”) at a purchase price of US$4.50 per Share, for an aggregate purchase price of approximately US$213 million. Shares purchased under the Offer represent approximately 3.5% of the issued and outstanding Shares at the time that the Offer was commenced.

Based on the final count by AST Trust Company (Canada), the depositary for the Offer, a total of 127,957,593 Shares were properly tendered and not properly withdrawn. As the Offer was oversubscribed, shareholders who made auction tenders at a price of US$4.50 or less per Share and purchase price tenders will have approximately 70.69% of their successfully tendered Shares purchased by Encana (other than “odd lot” holders, whose Shares will be purchased on a priority basis). Shareholders who made auction tenders at a price in excess of US$4.50 per Share will have their Shares returned by the depositary for the Offer. Payment for the Shares accepted for purchase under the Offer will occur in accordance with the terms of the Offer and applicable law.

To assist shareholders in determining the tax consequences of the Offer, Encana estimates that for the purposes of the Income Tax Act (Canada), the paid-up capital per Share is approximately C$8.39 (or US$6.31, based on the Bank of Canada daily average foreign exchange rate as at the expiry of the Offer). Given that the estimated paid-up capital per Share amount exceeds the purchase price of US$4.50 per Share, shareholders who have sold Shares to Encana pursuant to the Offer will not be deemed to have received a taxable dividend as a result of such sale.

The “specified amount” for purposes of subsection 191(4) of the Income Tax Act (Canada) is US$4.45 (or C$5.92, based on the Bank of Canada daily average foreign exchange rate as at the expiry of the Offer).

This news release is for informational purposes only and is not intended to and does not constitute an offer to purchase or the solicitation of an offer to sell Shares.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS - This news release contains forward-looking statements or information (collectively, “FLS”) within the meaning of applicable securities legislation, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. FLS include: timing for payment for the Shares accepted for purchase under the Offer, timing for Shares returned by the depositary and estimated paid-up capital per Share. FLS involve assumptions, risks and uncertainties that may cause such statements not to occur or results to differ materially. These assumptions include: number of Shares properly tendered and not properly withdrawn prior to expiration of the Offer. Risks and uncertainties include: changes in or interpretation of laws or regulations; and other risks and uncertainties as described in Encana’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q and as described from time to time in Encana’s other periodic filings as filed on SEDAR and EDGAR.

Although Encana believes such FLS are reasonable, there can be no assurance they will prove to be correct. The above assumptions, risks and uncertainties are not exhaustive. FLS are made as of the date hereof and, except as required by law, Encana undertakes no obligation to update or revise any FLS.

Further information on Encana Corporation is available by contacting:

Investor contacts: (281) 210-5110 (403) 645-3550	Media contact: (281) 210-5253

SOURCE: Encana Corporation